 Exhibit 99.2
Consolidated Statements of Comprehensive Income (Loss)
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Revenues and Other Income

Gross revenues (note 3)	13 911	15 869	38 617	48 153

Less: royalties (note 3)	(1 262)	(925)	(2 335)	(3 737)

Other (loss) income (note 4)	(13)	113	326	196
	12 636	15 057	36 608	44 612
Expenses

Purchases of crude oil and products	4 701	6 089	13 147	16 125

Operating, selling and general	3 124	3 075	9 988	9 251

Transportation and distribution	412	467	1 244	1 228

Depreciation, depletion, amortization and impairment (note 10)	1 744	4 852	4 837	7 321

Exploration	10	6	59	51

(Gain) loss on disposal of assets (note 10)	(49)	65	(995)	53

Financing expenses (note 6)	560	982	1 129	1 805
	10 502	15 536	29 409	35 834
Earnings (Loss) before Income Taxes	2 134	(479)	7 199	8 778
Income Tax Expense (Recovery)

Current	781	952	2 068	3 380

Deferred	(191)	(822)	(344)	(938)
	590	130	1 724	2 442
Net Earnings (Loss)	1 544	(609)	5 475	6 336
Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	76	286	158	216

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes (note 12)	296	(63)	321	835
Other Comprehensive Income	372	223	479	1 051
Total Comprehensive Income (Loss)	1 916	(386)	5 954	7 387
Per Common Share (dollars) (note 7)

Net earnings (loss) – basic	1.19	(0.45)	4.17	4.52

Net earnings (loss) – diluted	1.19	(0.45)	4.17	4.51

Cash dividends	0.52	0.47	1.56	1.36
See accompanying notes to the condensed interim consolidated financial statements.
44   2023 Third Quarter   Suncor Energy Inc.

Consolidated Balance Sheets
(unaudited)
($ millions)	September 30 2023	December 31 2022
Assets

Current assets

Cash and cash equivalents	2 432	1 980

Accounts receivable	7 315	6 068

Inventories	5 186	5 058

Income taxes receivable	378	244

Assets held for sale	—	1 186
Total current assets	15 311	14 536

Property, plant and equipment, net	62 638	62 654

Exploration and evaluation	1 758	1 995

Other assets (note 12)	2 023	1 766

Goodwill and other intangible assets	3 541	3 586

Deferred income taxes	118	81
Total assets	85 389	84 618
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	2 471	2 807

Current portion of long-term lease liabilities	321	317

Accounts payable and accrued liabilities	8 591	8 167

Current portion of provisions	886	564

Income taxes payable	49	484

Liabilities associated with assets held for sale	—	530
Total current liabilities	12 318	12 869

Long-term debt (note 6)	9 798	9 800

Long-term lease liabilities	2 837	2 695

Other long-term liabilities (note 12)	1 360	1 642

Provisions (note 11)	9 020	9 800

Deferred income taxes	8 286	8 445

Equity	41 770	39 367
Total liabilities and shareholders’ equity	85 389	84 618
See accompanying notes to the condensed interim consolidated financial statements.
2023 Third Quarter   Suncor Energy Inc.   45

Consolidated Statements of Cash Flows
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Operating Activities

Net Earnings (Loss)	1 544	(609)	5 475	6 336

Adjustments for:

Depreciation, depletion, amortization and impairment	1 744	4 852	4 837	7 321

Deferred income tax recovery	(191)	(822)	(344)	(938)

Accretion (note 6)	132	81	399	235

Unrealized foreign exchange loss on U.S. dollar denominated debt (note 6)	256	723	15	929

Change in fair value of financial instruments and trading inventory	15	196	91	(11)

(Gain) loss on disposal of assets (note 10)	(49)	65	(995)	53

Share-based compensation	224	(29)	40	161

Settlement of decommissioning and restoration liabilities	(75)	(64)	(280)	(235)

Other	34	80	53	61

Decrease (increase) in non-cash working capital	550	(24)	(1 265)	(2 156)
Cash flow provided by operating activities	4 184	4 449	8 026	11 756
Investing Activities

Capital and exploration expenditures	(1 577)	(1 379)	(4 276)	(3 685)

Capital expenditures on assets held for sale	—	(38)	(108)	(93)

Acquisitions (note 10)	—	—	(712)	—

Proceeds from disposal of assets (note 10)	51	297	1 880	315

Other investments	(12)	(17)	(59)	7

(Increase) decrease in non-cash working capital	(109)	151	120	217
Cash flow used in investing activities	(1 647)	(986)	(3 155)	(3 239)
Financing Activities

Net (decrease) increase in short-term debt	(1 761)	1 167	(353)	1 436

Repayment of long-term debt (note 6)	—	—	(5)	(1 539)

Lease liability payments	(84)	(79)	(248)	(246)

Issuance of common shares under share option plans	99	12	155	462

Repurchase of common shares (note 8)	(300)	(1 030)	(1 858)	(4 410)

Distributions relating to non-controlling interest	(4)	(3)	(12)	(7)

Dividends paid on common shares	(676)	(638)	(2 045)	(1 896)
Cash flow used in financing activities	(2 726)	(571)	(4 366)	(6 200)
(Decrease) Increase in Cash and Cash Equivalents	(189)	2 892	505	2 317

Effect of foreign exchange on cash and cash equivalents	11	97	(53)	137

Cash and cash equivalents at beginning of period	2 610	1 670	1 980	2 205
Cash and Cash Equivalents at End of Period	2 432	4 659	2 432	4 659
Supplementary Cash Flow Information

Interest paid	162	155	624	625

Income taxes paid	539	1 450	2 415	3 212
See accompanying notes to the condensed interim consolidated financial statements.
46   2023 Third Quarter   Suncor Energy Inc.

Consolidated Statements of Changes in Equity
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2021	23 650	612	814	11 538	36 614	1 441 251
Net earnings	—	—	—	6 336	6 336	—

Foreign currency translation adjustment	—	—	216	—	216	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $263	—	—	—	835	835	—
Total comprehensive income	—	—	216	7 171	7 387	—

Issued under share option plans	530	(62)	—	—	468	12 200

Common shares forfeited	—	—	—	—	—	(30)

Repurchase of common shares for cancellation (note 8)	(1 668)	—	—	(2 742)	(4 410)	(100 215)

Change in liability for share repurchase commitment	15	—	—	(25)	(10)	—

Share-based compensation	—	14	—	—	14	—

Dividends paid on common shares	—	—	—	(1 896)	(1 896)	—
At September 30, 2022	22 527	564	1 030	14 046	38 167	1 353 206
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
Net earnings	—	—	—	5 475	5 475	—

Foreign currency translation adjustment	—	—	158	—	158	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $103 (note 12)	—	—	—	321	321	—
Total comprehensive income	—	—	158	5 796	5 954	—

Issued under share option plans	166	(11)	—	—	155	3 856

Repurchase of common shares for cancellation (note 8)	(729)	—	—	(1 129)	(1 858)	(43 529)

Change in liability for share repurchase commitment (note 8)	77	—	—	108	185	—

Share-based compensation	—	12	—	—	12	—

Dividends paid on common shares	—	—	—	(2 045)	(2 045)	—
At September 30, 2023	21 771	572	1 132	18 295	41 770	1 297 798
See accompanying notes to the condensed interim consolidated financial statements.
2023 Third Quarter   Suncor Energy Inc.   47

Notes to the Consolidated Financial Statements
(unaudited)
1. Reporting Entity and Description of the Business
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North America Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2022.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2022.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2022.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
48   2023 Third Quarter   Suncor Energy Inc.

3. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and Other Income

Gross revenues	4 725	5 251	647	1 012	8 543	9 597	(4)	9	13 911	15 869

Intersegment revenues	2 078	2 284	—	—	27	18	(2 105)	(2 302)	—	—

Less: Royalties	(1 111)	(829)	(151)	(96)	—	—	—	—	(1 262)	(925)
Operating revenues, net of royalties	5 692	6 706	496	916	8 570	9 615	(2 109)	(2 293)	12 649	14 944

Other (loss) income	(4)	70	(21)	88	(26)	(46)	38	1	(13)	113
	5 688	6 776	475	1 004	8 544	9 569	(2 071)	(2 292)	12 636	15 057
Expenses

Purchases of crude oil and products	317	778	—	—	6 268	7 879	(1 884)	(2 568)	4 701	6 089

Operating, selling and general	2 213	2 278	102	118	610	596	199	83	3 124	3 075

Transportation and distribution	254	338	12	19	154	120	(8)	(10)	412	467

Depreciation, depletion, amortization and impairment	1 367	4 463	115	141	234	207	28	41	1 744	4 852

Exploration	7	2	3	4	—	—	—	—	10	6

(Gain) loss on disposal of assets	(39)	(1)	—	65	(8)	1	(2)	—	(49)	65

Financing expenses	162	111	16	20	12	13	370	838	560	982
	4 281	7 969	248	367	7 270	8 816	(1 297)	(1 616)	10 502	15 536
Earnings (Loss) before Income Taxes	1 407	(1 193)	227	637	1 274	753	(774)	(676)	2 134	(479)

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	781	952

Deferred	—	—	—	—	—	—	—	—	(191)	(822)
	—	—	—	—	—	—	—	—	590	130
Net Earnings (Loss)	—	—	—	—	—	—	—	—	1 544	(609)
Capital and Exploration Expenditures(1)	1 175	1 048	187	132	195	165	20	34	1 577	1 379

(1)
Excludes capital expenditures related to assets previously held for sale of  $38 million for the three months ended September 30, 2022.

2023 Third Quarter   Suncor Energy Inc.   49

Notes to the Consolidated Financial Statements
Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and Other Income

Gross revenues	13 474	17 261	2 194	3 246	22 957	27 614	(8)	32	38 617	48 153

Intersegment revenues	5 574	6 506	—	—	58	95	(5 632)	(6 601)	—	—

Less: Royalties	(1 982)	(3 301)	(353)	(436)	—	—	—	—	(2 335)	(3 737)
Operating revenues, net of royalties	17 066	20 466	1 841	2 810	23 015	27 709	(5 640)	(6 569)	36 282	44 416

Other income (loss)	106	93	(11)	168	143	(121)	88	56	326	196
	17 172	20 559	1 830	2 978	23 158	27 588	(5 552)	(6 513)	36 608	44 612
Expenses

Purchases of crude oil and products	1 086	1 792	—	—	17 419	20 746	(5 358)	(6 413)	13 147	16 125

Operating, selling and general	6 933	6 659	378	357	1 864	1 747	813	488	9 988	9 251

Transportation and distribution	819	918	54	67	398	270	(27)	(27)	1 244	1 228

Depreciation, depletion, amortization and impairment	3 688	6 847	384	(235)	678	618	87	91	4 837	7 321

Exploration	46	35	13	16	—	—	—	—	59	51

(Gain) loss on disposal of assets	(39)	(2)	(608)	65	(26)	(10)	(322)	—	(995)	53

Financing expenses	488	302	51	65	40	40	550	1 398	1 129	1 805
	13 021	16 551	272	335	20 373	23 411	(4 257)	(4 463)	29 409	35 834
Earnings (Loss) before Income Taxes	4 151	4 008	1 558	2 643	2 785	4 177	(1 295)	(2 050)	7 199	8 778

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	2 068	3 380

Deferred	—	—	—	—	—	—	—	—	(344)	(938)
	—	—	—	—	—	—	—	—	1 724	2 442
Net Earnings	—	—	—	—	—	—	—	—	5 475	6 336
Capital and Exploration Expenditures(1)	3 028	2 621	507	330	697	558	44	176	4 276	3 685

(1)
Excludes capital expenditures related to assets previously held for sale of  $108 million for the nine months ended September 30, 2023 (2022 – $93 million).

50   2023 Third Quarter   Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities:
Three months ended September 30	2023			2022
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 912	—	4 912	4 993	—	4 993

Bitumen	1 891	—	1 891	2 542	—	2 542
	6 803	—	6 803	7 535	—	7 535
Exploration and Production

Crude oil and natural gas liquids	423	224	647	726	272	998

Natural gas	—	—	—	—	14	14
	423	224	647	726	286	1 012
Refining and Marketing

Gasoline	3 779	—	3 779	3 998	—	3 998

Distillate	4 030	—	4 030	4 677	—	4 677

Other	761	—	761	940	—	940
	8 570	—	8 570	9 615	—	9 615
Corporate and Eliminations
	(2 109)	—	(2 109)	(2 293)	—	(2 293)
Total Revenue from Contracts with Customers	13 687	224	13 911	15 583	286	15 869
Nine months ended September 30	2023			2022
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	14 476	—	14 476	17 222	—	17 222

Bitumen	4 572	—	4 572	6 545	—	6 545
	19 048	—	19 048	23 767	—	23 767
Exploration and Production

Crude oil and natural gas liquids	1 430	758	2 188	2 065	1 151	3 216

Natural gas	—	6	6	—	30	30
	1 430	764	2 194	2 065	1 181	3 246
Refining and Marketing

Gasoline	9 940	—	9 940	11 173	—	11 173

Distillate	11 039	—	11 039	13 650	—	13 650

Other	2 036	—	2 036	2 886	—	2 886
	23 015	—	23 015	27 709	—	27 709
Corporate and Eliminations
	(5 640)	—	(5 640)	(6 569)	—	(6 569)
Total Revenue from Contracts with Customers	37 853	764	38 617	46 972	1 181	48 153
2023 Third Quarter   Suncor Energy Inc.   51

Notes to the Consolidated Financial Statements
4. Other (Loss) Income
Other (loss) income consists of the following:
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Energy trading and risk management	(84)	(40)	183	(95)

Investment and interest income(1)	71	8	139	121

Insurance proceeds(2)	—	157	—	157

Other(1)(3)	—	(12)	4	13
	(13)	113	326	196

(1)
Prior period amounts have been reclassified to align with current period presentation of investment and interest income. For the nine months ended September 30, 2022, $49 million was reclassified from other to investment and interest income. This reclassification had no effect on net earnings and was within the Corporate segment.

(2)
The three and nine months ended September 30, 2022, includes $147 million of insurance proceeds related to the company’s assets in Libya, within the Exploration and Production segment, and $10 million of insurance proceeds for the secondary extraction facilities at Oil Sands Base Plant, within the Oil Sands segment.

(3)
The nine months ended September 30, 2022, includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration & Production segment.

5. Share-Based Compensation
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Equity-settled plans	3	3	12	14

Cash-settled plans	228	(31)	342	304
	231	(28)	354	318
6. Financing Expenses
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Interest on debt	205	212	593	628

Interest on lease liabilities	41	40	137	124

Capitalized interest	(65)	(43)	(185)	(124)
Interest expense	181	209	545	628

Interest on partnership liability	12	12	37	38

Interest on pension and other post-retirement benefits	4	11	7	31

Accretion	132	81	399	235

Foreign exchange loss on U.S. dollar denominated debt	256	723	15	929

Operational foreign exchange and other	(25)	(54)	126	(56)
	560	982	1 129	1 805
In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche by $200 million, to $2.8 billion.
In the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US$550 million 3.10% notes, originally due in 2023 and 2025, respectively. The company also completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042.
In the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
52   2023 Third Quarter   Suncor Energy Inc.

7. EARNINGS PER COMMON SHARE
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Net earnings (loss)	1 544	(609)	5 475	6 336
(millions of common shares)
Weighted average number of common shares	1 300	1 364	1 313	1 401

Dilutive securities:

Effect of share options	2	2	2	3
Weighted average number of diluted common shares	1 302	1 366	1 315	1 404
(dollars per common share)
Basic earnings (loss) per share	1.19	(0.45)	4.17	4.52
Diluted earnings (loss) per share	1.19	(0.45)	4.17	4.51
8. NORMAL COURSE ISSUER BID
During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as at February 3, 2023. As at February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
For the three months ended September 30, 2023, the company repurchased 6.8 million common shares under the 2023 renewed NCIB at an average price of $44.20 per share, for a total repurchase cost of $0.3 billion. For the nine months ended September 30, 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 35.2 million common shares under the 2023 renewed NCIB at an average price of $42.69 per share, for a total repurchase cost of $1.9 billion.
For the three months ended September 30, 2022, the company repurchased 25.0 million common shares under the previous 2022 NCIB at an average price of $41.20 per share, for a total repurchase cost of $1.0 billion. For the nine months ended September 30, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 93.1 million common shares under the previous 2022 NCIB at an average price of $44.00 per share, for a total repurchase cost of $4.4 billion.
The following table summarizes the share repurchase activities during the period:
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2023	2022	2023	2022
Share repurchase activities (thousands of common shares)

Shares repurchased	6 789	25 003	43 529	100 215
Amounts charged to:

Share capital	114	419	729	1 668

Retained earnings	186	611	1 129	2 742
Share repurchase cost	300	1 030	1 858	4 410
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	September 30 2023	December 31 2022
Amounts charged to:

Share capital	59	136

Retained earnings	106	214
Liability for share purchase commitment	165	350
2023 Third Quarter   Suncor Energy Inc.   53

Notes to the Consolidated Financial Statements
9. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2022	(65)

Changes in fair value recognized in earnings during the year	(81)

Cash settlements – paid (received) during the year	10
Fair value outstanding at September 30, 2023	(136)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2023, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at September 30, 2023:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	30	33	—	63

Accounts payable	(164)	(35)	—	(199)
	(134)	(2)	—	(136)
During the third quarter of 2023, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At September 30, 2023, the carrying value of fixed-term debt accounted for under amortized cost was $9.8 billion (December 31, 2022 – $9.8 billion) and the fair value was $9.0 billion (December 31, 2022 – $9.4 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
54   2023 Third Quarter   Suncor Energy Inc.

10. ASSET TRANSACTIONS AND VALUATIONS
Oil Sands
Acquisition of Additional Ownership Interest in Fort Hills:
Subsequent to the third quarter of 2023, Suncor reached an agreement to acquire TotalEnergies EP Canada Ltd. (TotalEnergies Canada), which holds a 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs. All necessary regulatory approvals have been received and the transaction will have an effective date of April 1, 2023, subject to closing, which is anticipated to occur in the fourth quarter of 2023.
On February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited (Teck) for $712 million, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%. Under the governing agreements, Fort Hills remains under joint control between Suncor and TotalEnergies Canada. Suncor maintains its proportionate share of Fort Hills in the consolidated financial statements.
The acquisition has been accounted for as a business combination using the acquisition method. The fair values of accounts receivables and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment and the decommissioning provision were determined using an expected future cash flow approach (Level 3 fair value inputs – note 9). Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.
($ millions)
Accounts receivable	35

Inventory	37

Property, plant and equipment	1 149

Other assets(1)	6
Total assets acquired	1 227
Accounts payable and accrued liabilities	(102)

Lease liabilities	(284)

Decommissioning provision	(83)

Deferred income taxes	(46)
Total liabilities assumed	(515)
Net assets acquired	712

(1)
Other assets include $3 million of cash and cash equivalents.

The additional working interest in Fort Hills contributed $333 million to gross revenues and a $20 million net loss to consolidated net earnings from the acquisition date to September 30, 2023.
Had the acquisition occurred on January 1, 2023, the additional working interest would have contributed an additional $20 million to gross revenues and a $21 million net loss to consolidated net earnings, which would have resulted in gross revenues of $39.0 billion and consolidated net earnings of $5.5 billion for the nine months ended September 30, 2023.
During the third quarter of 2022, the company recorded impairment of $2.6 billion (net of taxes of $0.8 billion) on its share of Fort Hills in the Oil Sands segment.
No other indicators of impairment or reversals of impairment were identified at September 30, 2023.
Meadow Creek:
During the third quarter of 2023, the company recorded after-tax derecognition charges of $192 million ($253 million before-tax) on its Meadow Creek development properties in the Oil Sands segment as these properties no longer align with the company’s future development plans.
2023 Third Quarter   Suncor Energy Inc.   55

Notes to the Consolidated Financial Statements
Exploration and Production
Sale of United Kingdom Operations:
During the second quarter of 2023, the company completed the sale of its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $607 million ($607 million before-tax) including $25 million in foreign exchange gains recognized as a result of the disposal of foreign operations. The U.K. operations are reported within the Exploration and Production segment.
Norway Assets:
During the third quarter of 2022, the company completed the sale of its Norway assets, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations, for net proceeds of $297 million (net of cash disposed of $133 million), resulting in a $65 million loss related to closing adjustments and foreign exchange losses recognized as a result of the disposal of foreign operations. The company completed the sale on September 30, 2022 with an effective date of March 1, 2022. The Norway assets were reported in the Exploration and Production segment.
Corporate
Sale of Wind and Solar Assets:
During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before-tax). The wind and solar assets were reported in the Corporate segment.
11. Provisions
Suncor’s decommissioning and restoration provision decreased by $1 billion for the nine months ended September 30, 2023. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 6.10% (December 31, 2022 – 5.50%)
12. Pensions and Other Post-Retirement Benefits
For the nine months ended September 30, 2023, the actuarial gain on employee retirement benefit plans was $321 million (net of taxes of $103 million) mainly due to an increase in discount rate to 5.60% (December 31, 2022 – 5.10%)
56   2023 Third Quarter   Suncor Energy Inc.